UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No.      )

ASSET ACCEPTANCE CAPITAL CORP.
(Name of Subject Company (issuer))

Asset Acceptance Capital Corp. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

04543P100
(CUSIP Number of Class of Securities)

Nathaniel F. Bradley IV
President and CEO
Asset Acceptance Capital Corp.
28405 Van Dyke Avenue
Warren, MI 48093
(586) 939-9600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy to:

Edwin L. Herbert
Vice President and General Counsel
Asset Acceptance Capital Corp.
28405 Van Dyke Avenue
Warren, MI 48093
(586) 939-9600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$37,160,000	$1,140.81

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,858,000 shares of the outstanding common stock at a price of $20.00 per share in cash.

**	The amount of the filing fee equals $30.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Asset Acceptance Capital Corp., a Delaware corporation (“AACC”), to purchase up to 1,858,000 shares of its Common Stock, par value $.01 per share (the “Shares”), at a price between $18.25 and $20.00 per Share, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 9, 2007, (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Item 1. Summary term sheet.

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject company information.

(a) The name of the issuer is Asset Acceptance Capital Corp. The address of AACC’s principal executive offices is 28405 Van Dyke Avenue, Warren, Michigan, 48093. AACC’s telephone number is (586) 939-9600.

(b) The information set forth on the cover page of the Offer to Purchase and in the section of the Offer to Purchase captioned “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase captioned “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and background of filing person.

(a) This Tender Offer Statement is filed by AACC, the subject company. AACC’s business address is 28405 Van Dyke, Warren Avenue, Michigan 48093. AACC’s business telephone number is (586) 939-9600.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of AACC:

Name	Position

Nathaniel F. Bradley IV	Chairman of Board, President and Chief Executive Officer
Anthony R. Ignaczak	Director
William I Jacobs	Director
Terrence D. Daniels	Director
William F. Pickard	Director
Jennifer L. Adams	Director
Donald Haider	Director
E. Eugene Lockhart	Director
Mark A. Redman	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Phillip L. Allen	Vice President — Operations
Deborah L. Everly	Vice President — Marketing and Acquisitions
Deanna S. Hatmaker	Vice President — Human Resources
Edwin L. Herbert	Vice President — General Counsel
Michael T. Homant	Vice President — Information Technology
Diane M. Kondrat	Vice President — Legal Collections
James Christopher Lee	Vice President — Strategy and Analysis

The business address and telephone number of each of the above directors and executive officers is c/o Asset Acceptance Capital Corp., 28405 Van Dyke Avenue, Warren, MI 48093, telephone number (586) 939-9600.

Item 4. Terms of the transaction.

(a) The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet,” “Section 1 — Number of Shares; Proration,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 13 — U.S. Federal Income Tax Consequences” and “Section 14 — Extension of the Tender Offer; Termination; Amendment” and in the Letter of Transmittal is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Purpose of the Tender Offer,” “Section 3 — Procedures for Tendering Shares” and “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 5. Past contacts, transactions, negotiations and agreements.

(e) The information set forth in the section of the Offer to Purchase captioned “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning

Shares — Agreements, Arrangements or Understandings” is incorporated herein by reference.

Item 6. Purposes of the transaction and plans or proposals.

(a) The information set forth in the section of the Offer to Purchase captioned “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Purpose of the Tender Offer” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase captioned “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Certain Effects of the Tender Offer” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase captioned “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Plans and Proposals” is incorporated herein by reference.

Item 7. Source and amount of funds or other consideration.

(a) The information set forth in the section of the Offer to Purchase captioned “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase captioned “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(d) The information set forth in the section of the Offer to Purchase captioned “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in securities of the subject company.

(a) The information set forth in the section of the Offer to Purchase captioned “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase captioned “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 9. Persons/assets retained, employed, compensated or used.

(a) The information set forth in the section of the Offer to Purchase captioned “Section 15 — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial statements.

(a) The information set forth in the section of the Offer to Purchase captioned “Section 10 — Certain Information Concerning AACC” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase captioned “Section 10 — Certain Information Concerning AACC” is incorporated herein by reference.

Item 11. Additional information.

(a) The information set forth in the sections of the Offer to Purchase captioned “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 10 — Certain Information Concerning AACC,” “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares — Agreements, Arrangements or Understandings” and “Section 12 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index, which is incorporated herein by reference, following the signature page.

Item 13. Additional information required by Schedule 13e-3.

Not applicable.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Nathaniel F. Bradley IV
Nathaniel F. Bradley IV
Chairman of the Board, President and
Chief Executive Officer

May 9, 2007

Exhibit index

The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. AACC’s commission file number is 000-50552.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated May 9, 2007.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to Stockholders dated May 9, 2007.
(a)(1)(vii)	Internal communication to associates of AACC posted on AACC’s intranet on April 24, 2007 (incorporated herein by reference to AACC’s Schedule TO filed April 24, 2007).
(a)(5)(i)	Press release dated April 24, 2007, regarding preliminary communications made before commencement of the Offer (incorporated by reference to AACC’s Schedule TO dated April 24, 2007).
(a)(5)(ii)	Excerpts from text of script for first quarter 2007 conference call, dated April 26, 2007 (incorporated by reference to AACC’s Schedule TO dated April 26, 2007).
(a)(5)(iii)	Excerpts from text of Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 as filed on May 4, 2007 (incorporated by reference to AACC’s Current Report on Form 8-K, Item 8.01, dated May 4, 2007).
(a)(5)(iv)	Press release dated May 9, 2007, announcing the commencement of the Offer.
(a)(5)(v)	Form of Summary Advertisement.
(b)(i)	Commitment Letter, dated May 2, 2007, among JPMorgan Chase Bank, N.A., J. P. Morgan Securities Inc. and AACC related to proposed new credit facility.
(d)(1)	2004 Stock Incentive Plan, as amended and restated effective April 2, 2007.
(d)(2)	Stock Repurchase Agreement, dated May 8, 2007, among AACC and the Sellers (as defined therein).